Emeco Holdings Limited

24 November 2006

Exemption File No. 82-35011

Securities and Exchange Commis[redacted]
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

06019021

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 2 8 2006
WASH, DC
210

Ladies and Gentlemen

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *ING Australia Holdings Limited – Form 605 Notice of ceasing to be a Substantial Shareholder in Emeco Holdings Limited, released to the Australian Stock Exchange Limited on 23 November 2006.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

M.Kirkpatrick

Mike Kirkpatrick
Company Secretary

Enclosures (2)

PROCESSED
DEC 1 2 2006
THOMSON FINANCIAL

dlw 12/6

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Exemption File No 82-35011

ING

ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

Company	Sydney Stock Exchange
Facsimile Number	1900 999 279
Attention	Manager Companies
cc:	
From	Steve Rouvray
Date	23 November 2006
Number of pages including this page	8
If all pages are not received please telephone	02 9234 8401
Subject	FORM 605

SEC MAIL PROCESSING RECEIVED NOV 28 2006 WASHINGTON, DC 210 SECTION

Dear Sir

Attached please find Form 605 Notice of ceasing to be a Substantial Shareholder in relation to Emeco Holdings Limited.

Yours faithfully

S.S. Rouvray
Secretary

ssr;ch:(SUBSHARE):1-605FAX

File No 82-35011

ING

ING Australia Holdings Limited
ACN 008 459 596

GPO Box 3938 Sydney 2001
DX 10110 S.S.E.

347 Kent Street
Sydney NSW 2000

Telephone (02) 9234 8111
Facsimile (02) 9299 1446

23 November 2006

The Secretary
Emeco Holding Limited
Ground Floor
10 Ord Street
WEST PERTH WA 6005

Fax: 08 9321 1366

Dear Sir

Enclosed please find Form 605 notice of ceasing to be a Substantial Shareholder.

Yours faithfully

S.S. Rouvray
Secretary

ssr:ch:(SUBSHARE):1-605LET

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Emeco Holdings Limited

ACN/ARSN:

1. Details of substantial holder(1)

Name: ING Australia Holdings Limited and related companies

ACN/ARSN (if applicable): 008 459 596

The holder ceased to be a substantial holder on: 17 /11 /2006

The previous notice was given to the company on: 11 /09 /2006

The previous notice was dated: 22 /09 /2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
	Refer Annexure	B			

3. Changes in association

The persons who have become associates (3) of ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
	refer Annexure C

Signature

print name S S ROUVRAY capacity SECRETARY

sign here [signature] date 23 / 11 /2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(3) See the definition of "associate" in section 9 of the Corporations Act 2001.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ANNEXURE 'B'

Changes in relevant interests

This is the annexure marked 'B' of 3 pages referred to in the form 605 notice of cessation of being a substantial shareholder signed by me on: 20-11-06

S S Rouvray
Secretary, ING Australia Holdings Limited

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
12/09/2006	INGFML	Buy of Units on ASX	$ 441,220	229,105	229,105
12/09/2006	INGFML	Buy of Units on ASX	$ 144,692	75,127	75,127
13/09/2006	INGFML	Buy of Units on ASX	$ 283,792	149,557	149,557
13/09/2006	INGFML	Buy of Units on ASX	$ 20,648	10,732	10,732
13/09/2006	INGFML	Buy of Units on ASX	$ 98,080	50,979	50,979
3/11/2006	INGFML	Sale of Units on ASX	$ 120,827	- 64,061	- 64,061
6/11/2006	INGFML	Sale of Units on ASX	$ 366,650	- 193,911	- 193,911
7/11/2006	INGFML	Sale of Units on ASX	$ 76,179	- 39,193	- 39,193
8/11/2006	INGFML	Sale of Units on ASX	$ 196,232	- 102,676	- 102,676
8/11/2006	INGFML	Sale of Units on ASX	$ 43,338	- 22,831	- 22,831
9/11/2006	INGFML	Sale of Units on ASX	$ 200,811	- 105,242	- 105,242
10/11/2006	INGFML	Sale of Units on ASX	$ 147,169	- 77,007	- 77,007
10/11/2006	INGFML	Sale of Units on ASX	$ 19,543	- 10,268	- 10,268
14/11/2006	INGFML	Sale of Units on ASX	$ 202,907	- 109,314	- 109,314
15/11/2006	INGFML	Sale of Units on ASX	$ 23,871	- 12,826	- 12,826
15/11/2006	INGFML	Sale of Units on ASX	$ 116,278	- 62,073	- 62,073
16/11/2006	INGFML	Sale of Units on ASX	$ 75,270	- 40,693	- 40,693
17/11/2006	INGFML	Sale of Units on ASX	$ 1,616,016	- 879,577	- 879,577
12/09/2006	INGFML	Buy of Units on ASX	$ 822,163	426,700	426,700
12/10/2006	INGFML	Buy of Units on ASX	$ 156,326	84,200	84,200
3/11/2006	INGFML	Sale of Units on ASX	$ 13,306	- 7,054	- 7,054
6/11/2006	INGFML	Sale of Units on ASX	$ 40,371	- 21,351	- 21,351
7/11/2006	INGFML	Sale of Units on ASX	$ 8,277	- 4,315	- 4,315
8/11/2006	INGFML	Sale of Units on ASX	$ 22,707	- 11,881	- 11,861
9/11/2006	INGFML	Sale of Units on ASX	$ 23,214	- 12,178	- 12,178
10/11/2006	INGFML	Sale of Units on ASX	$ 17,028	- 8,910	- 8,910
14/11/2006	INGFML	Sale of Units on ASX	$ 4,730	- 2,548	- 2,548
15/11/2006	INGFML	Sale of Units on ASX	$ 9,288	- 5,000	- 5,000
16/11/2006	INGFML	Sale of Units on ASX	$ 5,549	- 3,000	- 3,000
17/11/2006	INGFML	Sale of Units on ASX	$ 143,253	- 78,041	- 78,041
12/09/2006	INGFML	Buy of Units on ASX	$ 972,998	505,232	505,232
12/09/2006	INGFML	Buy of Units on ASX	$ 318,860	165,673	165,673
13/09/2006	INGFML	Buy of Units on ASX	$ 625,803	329,807	329,807
13/09/2006	INGFML	Buy of Units on ASX	$ 46,534	23,687	23,667
13/09/2006	INGFML	Buy of Units on ASX	$ 216,291	112,421	112,421
3/11/2006	INGFML	Sale of Units on ASX	$ 291,457	- 154,527	- 154,527
6/11/2006	INGFML	Sale of Units on ASX	$ 884,427	- 467,749	- 467,749
7/11/2006	INGFML	Sale of Units on ASX	$ 181,345	- 94,541	- 94,541
8/11/2006	INGFML	Sale of Units on ASX	$ 473,348	- 247,673	- 247,673
8/11/2006	INGFML	Sale of Units on ASX	$ 104,542	- 54,591	- 54,591
9/11/2006	INGFML	Sale of Units on ASX	$ 483,912	- 253,864	- 253,864
10/11/2006	INGFML	Sale of Units on ASX	$ 354,992	- 185,765	- 185,765
10/11/2006	INGFML	Sale of Units on ASX	$ 47,145	- 24,771	- 24,771
14/11/2006	INGFML	Sale of Units on ASX	$ 372,474	- 200,666	- 200,666
15/11/2006	INGFML	Sale of Units on ASX	$ 43,820	- 23,644	- 23,644
15/11/2006	INGFML	Sale of Units on ASX	$ 211,816	- 113,947	- 113,947
16/11/2006	INGFML	Sale of Units on ASX	$ 138,171	- 74,699	- 74,699
17/11/2006	INGFML	Sale of Units on ASX	$ 3,596,878	- 1,953,501	- 1,953,501
20/10/2006	INGFML	Buy of Units on ASX	$ 1,273,306	655,000	655,000
12/09/2006	INGIM	Buy of Units on ASX	$ 200,453	104,086	104,086
12/09/2006	INGIM	Buy of Units on ASX	$ 65,690	34,131	34,131
13/09/2006	INGIM	Buy of Units on ASX	$ 128,926	67,940	67,940
13/09/2006	INGIM	Buy of Units on ASX	$ 9,381	4,876	4,876
13/09/2006	INGIM	Buy of Units on ASX	$ 44,560	23,161	23,161
3/11/2006	INGIM	Sale of Units on ASX	$ 52,096	- 27,620	- 27,620
6/11/2006	INGIM	Sale of Units on ASX	$ 158,080	- 83,604	- 83,604
7/11/2006	INGIM	Sale of Units on ASX	$ 32,416	- 16,899	- 16,899
8/11/2006	INGIM	Sale of Units on ASX	$ 84,602	- 44,267	- 44,267
8/11/2006	INGIM	Sale of Units on ASX	$ 18,687	- 9,758	- 9,758
8/11/2006	INGIM	Buy of Units on ASX	$ 405,769	211,900	211,900
9/11/2006	INGIM	Sale of Units on ASX	$ 86,493	- 45,375	- 45,375
10/11/2006	INGIM	Sale of Units on ASX	$ 63,451	- 33,202	- 33,202
10/11/2006	INGIM	Sale of Units on ASX	$ 8,428	- 4,428	- 4,428
14/11/2006	INGIM	Sale of Units on ASX	$ 91,909	- 49,515	- 49,515
15/11/2006	INGIM	Sale of Units on ASX	$ 10,812	- 5,809	- 5,809
15/11/2006	INGIM	Sale of Units on ASX	$ 52,217	- 28,117	- 28,117
16/11/2006	INGIM	Sale of Units on ASX	$ 34,094	- 18,432	- 18,432
17/11/2006	INGIM	Sale of Units on ASX	$ 1,109,499	- 604,260	- 604,260
12/09/2006	INGIM	Buy of Units on ASX	$ 26,702	13,866	13,866
12/09/2006	INGIM	Buy of Units on ASX	$ 8,751	4,547	4,547
13/09/2006	INGIM	Buy of Units on ASX	$ 17,175	9,052	9,052
13/09/2006	INGIM	Buy of Units on ASX	$ 1,251	650	650
13/09/2006	INGIM	Buy of Units on ASX	$ 5,936	3,085	3,085
3/11/2006	INGIM	Sale of Units on ASX	$ 7,394	- 3,920	- 3,920
6/11/2006	INGIM	Sale of Units on ASX	$ 22,441	- 11,868	- 11,868
7/11/2006	INGIM	Sale of Units on ASX	$ 5,755	- 3,000	- 3,000
8/11/2006	INGIM	Sale of Units on ASX	$ 12,356	- 6,465	- 6,465
9/11/2006	INGIM	Sale of Units on ASX	$ 12,631	- 6,626	- 6,626
10/11/2006	INGIM	Sale of Units on ASX	$ 9,266	- 4,848	- 4,848

14/11/2006	INGIM	Sale of Units on ASX	$ 12,129	- 6,634	- 6,534
15/11/2006	INGIM	Sale of Units on ASX	$ 9,286	- 5,000	- 5,000
16/11/2006	INGIM	Sale of Units on ASX	$ 5,548	- 3,000	- 3,000
17/11/2006	INGIM	Sale of Units on ASX	$ 103,684	- 56,466	- 56,466
12/09/2006	INGIM	Buy of Units on ASX	$ 162,622	94,831	94,531
12/09/2006	INGIM	Buy of Units on ASX	$ 59,912	31,129	31,129
13/09/2006	INGIM	Buy of Units on ASX	$ 117,587	61,870	61,970
13/09/2006	INGIM	Buy of Units on ASX	$ 8,556	4,447	4,447
13/09/2006	INGIM	Buy of Units on ASX	$ 40,639	21,123	21,123
3/11/2006	INGIM	Sale of Units on ASX	$ 49,313	- 26,145	- 26,145
6/11/2006	INGIM	Sale of Units on ASX	$ 149,643	- 79,142	- 79,142
7/11/2006	INGIM	Sale of Units on ASX	$ 30,883	- 15,996	- 15,996
8/11/2006	INGIM	Sale of Units on ASX	$ 80,068	- 41,605	- 41,605
8/11/2006	INGIM	Sale of Units on ASX	$ 17,689	- 9,237	- 9,237
9/11/2006	INGIM	Sale of Units on ASX	$ 81,878	- 42,963	- 42,953
10/11/2006	INGIM	Sale of Units on ASX	$ 60,063	- 31,429	- 31,429
10/11/2006	INGIM	Sale of Units on ASX	$ 7,977	- 4,191	- 4,191
14/11/2006	INGIM	Sale of Units on ASX	$ 69,338	- 37,366	- 37,365
15/11/2006	INGIM	Sale of Units on ASX	$ 8,158	- 4,383	- 4,383
15/11/2006	INGIM	Sale of Units on ASX	$ 39,394	- 21,212	- 21,212
16/11/2006	INGIM	Sale of Units on ASX	$ 25,722	- 13,908	- 13,908
17/11/2006	INGIM	Sale of Units on ASX	$ 676,646	- 367,918	- 367,918
12/09/2006	INGIM	Buy of Units on ASX	$ 111,751	58,000	56,000
12/10/2006	INGIM	Buy of Units on ASX	$ 21,164	11,400	11,400
3/11/2006	INGIM	Sale of Units on ASX	$ 1,786	- 947	- 947
6/11/2006	INGIM	Sale of Units on ASX	$ 5,417	- 2,865	- 2,865
7/11/2006	INGIM	Sale of Units on ASX	$ 5,755	- 3,000	- 3,000
8/11/2006	INGIM	Sale of Units on ASX	$ 6,689	- 3,500	- 3,500
9/11/2006	INGIM	Sale of Units on ASX	$ 580	- 304	- 304
10/11/2006	INGIM	Sale of Units on ASX	$ 424	- 222	- 222
14/11/2006	INGIM	Sale of Units on ASX	$ 117	- 63	- 63
15/11/2006	INGIM	Sale of Units on ASX	$ 741	- 399	- 399
17/11/2006	INGIM	Sale of Units on ASX	$ 19,236	- 10,476	- 10,476
12/09/2006	INGIM	Buy of Units on ASX	$ 217,314	112,841	112,841
12/09/2006	INGIM	Buy of Units on ASX	$ 71,217	37,003	37,003
13/09/2006	INGIM	Buy of Units on ASX	$ 139,770	72,661	73,661
13/09/2006	INGIM	Buy of Units on ASX	$ 10,170	5,268	5,268
13/09/2006	INGIM	Buy of Units on ASX	$ 48,308	25,109	25,109
3/11/2006	INGIM	Sale of Units on ASX	$ 60,911	- 32,264	- 32,264
6/11/2006	INGIM	Sale of Units on ASX	$ 184,835	- 97,754	- 97,754
7/11/2006	INGIM	Sale of Units on ASX	$ 37,899	- 19,768	- 19,768
8/11/2006	INGIM	Sale of Units on ASX	$ 98,924	- 51,781	- 51,781
8/11/2006	INGIM	Sale of Units on ASX	$ 21,849	- 11,409	- 11,409
9/11/2006	INGIM	Sale of Units on ASX	$ 101,133	- 53,055	- 53,055
10/11/2006	INGIM	Sale of Units on ASX	$ 74,199	- 38,820	- 38,820
10/11/2006	INGIM	Sale of Units on ASX	$ 9,853	- 5,177	- 5,177
14/11/2006	INGIM	Sale of Units on ASX	$ 83,230	- 44,839	- 44,839
16/11/2006	INGIM	Sale of Units on ASX	$ 9,762	- 5,261	- 5,261
15/11/2006	INGIM	Sale of Units on ASX	$ 47,265	- 25,461	- 25,461
16/11/2006	INGIM	Sale of Units on ASX	$ 30,873	- 16,691	- 16,691
17/11/2006	INGIM	Sale of Units on ASX	$ 797,372	- 434,595	- 434,594
12/09/2006	INGL	Buy of Units on ASX	$ 43,137	22,399	22,399
12/09/2006	INGL	Buy of Units on ASX	$ 14,136	7,345	7,345
13/09/2006	INGL	Buy of Units on ASX	$ 27,745	14,622	14,622
13/09/2006	INGL	Buy of Units on ASX	$ 2,016	1,049	1,049
13/09/2006	INGL	Buy of Units on ASX	$ 9,591	4,985	4,985
3/11/2006	INGL	Sale of Units on ASX	$ 11,813	- 6,157	- 6,157
6/11/2006	INGL	Sale of Units on ASX	$ 35,241	- 18,638	- 18,638
7/11/2006	INGL	Sale of Units on ASX	$ 7,226	- 3,767	- 3,767
8/11/2006	INGL	Sale of Units on ASX	$ 19,821	- 10,371	- 10,371
9/11/2006	INGL	Sale of Units on ASX	$ 20,263	- 10,630	- 10,630
10/11/2006	INGL	Sale of Units on ASX	$ 14,864	- 7,778	- 7,778
14/11/2006	INGL	Sale of Units on ASX	$ 18,462	- 9,946	- 9,946
15/11/2006	INGL	Sale of Units on ASX	$ 10,688	- 5,756	- 5,756
16/11/2006	INGL	Sale of Units on ASX	$ 6,979	- 3,773	- 3,773
17/11/2006	INGL	Sale of Units on ASX	$ 164,322	- 89,494	- 89,494
12/09/2006	INGL	Buy of Units on ASX	$ 37,232	19,333	19,333
12/09/2006	INGL	Buy of Units on ASX	$ 12,200	6,339	6,339
13/09/2006	INGL	Buy of Units on ASX	$ 23,846	12,620	12,620
13/09/2006	INGL	Buy of Units on ASX	$ 1,746	907	907
13/09/2006	INGL	Buy of Units on ASX	$ 8,275	4,301	4,301
3/11/2006	INGL	Sale of Units on ASX	$ 9,565	- 5,278	- 5,278
6/11/2006	INGL	Sale of Units on ASX	$ 30,208	- 15,876	- 15,876
7/11/2006	INGL	Sale of Units on ASX	$ 6,194	- 3,229	- 3,229
8/11/2006	INGL	Sale of Units on ASX	$ 18,989	- 9,889	- 9,889
9/11/2006	INGL	Sale of Units on ASX	$ 17,389	- 9,112	- 9,112
10/11/2006	INGL	Sale of Units on ASX	$ 12,741	- 6,667	- 6,667
14/11/2006	INGL	Sale of Units on ASX	$ 15,964	- 8,595	- 8,595
15/11/2006	INGL	Sale of Units on ASX	$ 9,296	- 5,000	- 5,000
16/11/2006	INGL	Sale of Units on ASX	$ 6,028	- 3,269	- 3,269
17/11/2006	INGL	Sale of Units on ASX	$ 141,826	- 77,242	- 77,242
12/09/2006	INGL	Buy of Units on ASX	$ 135,676	70,398	70,398
12/09/2006	INGL	Buy of Units on ASX	$ 44,430	23,085	23,085
13/09/2006	INGL	Buy of Units on ASX	$ 87,199	45,955	45,955
13/09/2006	INGL	Buy of Units on ASX	$ 6,345	3,298	3,298
13/09/2006	INGL	Buy of Units on ASX	$ 30,137	15,664	15,664
3/11/2006	INGL	Sale of Units on ASX	$ 36,072	- 19,125	- 19,125
6/11/2006	INGL	Sale of Units on ASX	$ 109,463	- 57,892	- 57,892
7/11/2009	INGL	Sale of Units on ASX	$ 22,444	- 11,701	- 11,701
8/11/2006	INGL	Sale of Units on ASX	$ 58,585	- 30,654	- 30,664
8/11/2006	INGL	Sale of Units on ASX	$ 12,940	- 6,757	- 6,757
9/11/2006	INGL	Sale of Units on ASX	$ 59,890	- 31,419	- 31,419
10/11/2006	INGL	Sale of Units on ASX	$ 43,936	- 22,990	- 22,990
10/11/2006	INGL	Sale of Units on ASX	$ 5,636	- 3,066	- 3,066
14/11/2006	INGL	Sale of Units on ASX	$ 56,103	- 30,225	- 30,225
15/11/2006	INGL	Sale of Units on ASX	$ 6,600	- 3,646	- 3,646
16/11/2006	INGL	Sale of Units on ASX	$ 31,874	- 17,163	- 17,163
16/11/2006	INGL	Sale of Units on ASX	$ 20,811	- 11,251	- 11,251

FILE NO 82-3501

17/11/2006	INGL	Sale of Units on ASX	$	500,781	- 272,743	- 272,743
12/09/2006	INGL	Buy of Units on ASX	$	1,591,044	826,156	826,156
12/09/2006	INGL	Buy of Units on ASX	$	521,402	270,909	270,609
13/09/2006	INGL	Buy of Units on ASX	$	1,023,318	530,303	530,303
13/09/2006	INGL	Buy of Units on ASX	$	74,458	38,701	38,701
13/09/2006	INGL	Buy of Units on ASX	$	353,678	183,831	183,831
3/11/2006	INGL	Sale of Units on ASX	$	443,409	- 235,090	- 235,090
6/11/2006	INGL	Sale of Units on ASX	$	1,345,531	- 711,614	- 711,614
7/11/2006	INGL	Sale of Units on ASX	$	270,084	- 140,508	- 140,808
8/11/2006	INGL	Sale of Units on ASX	$	716,888	- 374,999	- 374,999
8/11/2006	INGL	Sale of Units on ASX	$	159,326	- 83,199	- 83,139
9/11/2006	INGL	Sale of Units on ASX	$	738,948	- 387,658	- 387,658
10/11/2006	INGL	Sale of Units on ASX	$	542,080	- 283,862	- 283,862
10/11/2006	INGL	Sale of Units on ASX	$	71,904	- 37,826	- 37,828
14/11/2006	INGL	Sale of Units on ASX	$	606,323	- 328,660	- 328,650
15/11/2006	INGL	Sale of Units on ASX	$	71,330	- 38,325	- 38,325
16/11/2006	INGL	Sale of Units on ASX	$	334,939	- 180,352	- 180,352
16/11/2006	INGL	Sale of Units on ASX	$	220,242	- 119,069	- 119,069
17/11/2006	INGL	Sale of Units on ASX	$	5,938,248	- 3,234,113	- 3,234,113
12/09/2006	INGL	Buy of Units on ASX	$	262,592	136,352	136,352
12/09/2006	INGL	Buy of Units on ASX	$	86,054	44,712	44,712
13/09/2006	INGL	Buy of Units on ASX	$	168,691	89,008	89,008
13/09/2006	INGL	Buy of Units on ASX	$	12,288	6,387	6,387
13/09/2006	INGL	Buy of Units on ASX	$	58,374	30,341	30,341
3/11/2006	INGL	Sale of Units on ASX	$	76,443	- 40,529	- 40,529
6/11/2006	INGL	Sale of Units on ASX	$	231,967	- 122,681	- 122,681
7/11/2006	INGL	Sale of Units on ASX	$	47,583	- 24,798	- 24,798
8/11/2006	INGL	Sale of Units on ASX	$	124,148	- 64,959	- 64,059
8/11/2006	INGL	Sale of Units on ASX	$	27,418	- 14,318	- 14,318
8/11/2006	INGL	Sale of Units on ASX	$	126,921	- 66,584	- 66,584
10/11/2006	INGL	Sale of Units on ASX	$	93,108	- 48,720	- 48,720
10/11/2006	INGL	Sale of Units on ASX	$	12,368	- 6,497	- 6,497
14/11/2006	INGL	Sale of Units on ASX	$	98,770	- 53,760	- 53,750
15/11/2006	INGL	Sale of Units on ASX	$	11,737	- 6,306	- 6,306
16/11/2006	INGL	Sale of Units on ASX	$	56,682	- 30,521	- 30,521
16/11/2006	INGL	Sale of Units on ASX	$	37,011	- 20,009	- 20,009
17/11/2006	INGL	Sale of Units on ASX	$	968,324	- 527,373	- 527,373
N/A	INGNZ	Buy of Units on ASX		N/A	209,273	209,273

ANNEXURE 'C'

Present relevant interests

This is the annexure marked 'C' of [illegible] page[illegible]eferred to in Form 605 notice of cessation of being a shareholder signed by me on: 30-11-06

S S Rouvray
Secretary, ING Australia Holdings Limited

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
ING Group	ANZ Nominees Limited LFG Holdings Pty Ltd	ING Life Ltd as Responsible Entity	Relevant Interest arising pursuant to section 608(1) of the Corporations Act	11,839,030	11,839,030
ING Group	ANZ Managed Investments Limited C/- ANZ Nominees Limited	ING Funds Management Ltd as Responsible Entity	As above	13,106,157	13,106,157
ING Group	ING (NZ) Limited	ING (NZ) Limited	As above	209,273	209,273
ING Group	Cogent Nominees Pty Limited Custodian for Aust. Portfolio Managers	ING Investment Management Limited as Responsible Entity	As above	1,180,925	1,180,925
ING Group	Premier Nominees as Custodian for AJNZ	ING Investment Management Limited as Responsible Entity	As above	146,807	146,807
ING Group	Citicorp Nominees Pty Limited as Custodian for Commonwealth Australia Share 5	ING Investment Management Limited as Responsible Entity	As above	1,050,717	1,050,717
ING Group	J P Morgan Nominees Australia Limited Custodian for Sisters Of Charity	ING Investment Management Limited as Responsible Entity	As above	47,624	47,624
ING Group	Cogent Nominees Pty Limited Custodian for AMP Capital Investors	ING Investment Management Limited as Responsible Entity	As above	1,234,378	1,234,378
					28,814,911